AGENCY AGREEMENT

May 24, 2012

Esperanza Resources Corp.
543 Granville Street, Suite 501
Vancouver, BC  V6C 1X8

Attention: President

Dear Sirs:

Cormark Securities Inc. and National Bank Financial Inc. (together, the “Co-Lead Agents”) and Canaccord Genuity Corp. and Stonecap Securities Inc. (collectively, the “Agents”) understand that Esperanza Resources Corp. (the “Company”) proposes to issue and sell up to 24,000,000 special warrants (the “Special Warrants”) of the Company at a price of $1.25 per Special Warrant (the “Issue Price”) for aggregate gross proceeds of up to $30,000,000 (the “Offering”).

The Agents shall have an option (the “Option”), which Option may be exercised in the Agents’ sole discretion and without obligation, to offer for sale up to an additional 3,600,000 Special Warrants at the Issue Price, for additional aggregate proceeds of up to $4,500,000  The Option shall be exercisable by the Agents at any time until the Closing Time (as hereinafter defined), after which time the Option shall be void and of no further force and effect.

Each Special Warrant shall be issued under the Special Warrant Indenture (as defined herein) and upon exercise or deemed exercise thereof shall entitle the holder thereof to receive, subject to adjustment in certain circumstances as set out herein and in the Special Warrant Indenture, one common share of the Company (a “Unit Share”) and one-half of one common share purchase warrant (one whole common share purchase warrant being a “Warrant”).  Each Warrant shall entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) at an exercise price of $1.80 for a period of 5 years following the Closing Date (as defined herein).  The Special Warrants may be exercised by the holder thereof at any time following the Closing Date for no additional consideration.  All Special Warrants shall be deemed to be exercised without any additional consideration or further action on the part of the holder on the Automatic Exercise Date (as defined herein).

We also understand that the Company will prepare and file, in accordance with the terms hereof, the Preliminary Prospectus (as defined herein) and the Final Prospectus (as defined herein) and all other necessary documents in order to qualify the Underlying Securities (as defined herein) issuable upon exercise or deemed exercise of the Special Warrants to purchasers resident in, or otherwise subject to the Canadian Securities Laws (as defined herein). In the event the Qualification Date (as defined herein) has not occurred prior to the Qualification Deadline (as defined herein), each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise thereof, for no additional consideration (the “Penalty Provision”), 1.05 Unit Shares (instead of one Unit Share) (the additional 0.05 Unit Shares are collectively referred to herein as the “Penalty Shares”) and 0.525 of one Warrant (instead of 0.5 of one Warrant) (the additional 0.025 Warrants are collectively referred to herein as the “Penalty Warrants”).

Unless the context otherwise requires, all references to the “Offering”, “Special Warrants”, “Unit Shares”, “Warrants” and “Warrant Shares” shall assume the exercise of the Option and shall include any Penalty Shares and Penalty Warrants that may be issued in connection with the Penalty Provision.

The Special Warrants will be offered to Purchasers (as defined herein) resident in each of the provinces of Canada, other than Québec (the “Qualifying Jurisdictions”) on a private placement basis and the Special Warrants will be offered in certain jurisdictions outside Canada on a private placement basis pursuant to exemptions from the prospectus and registration requirements of applicable Securities Laws (as hereinafter defined) and equivalent requirements of securities laws applicable in those jurisdictions outside Canada where the Special Warrants may be offered for sale.

Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and upon acceptance hereof, the Company hereby appoints the Agents, as the Company’s exclusive agents, to offer for sale by way of private placement on a “best efforts” basis, without underwriter liability, the Special Warrants to be issued and sold pursuant to the Offering and the Agents agree to arrange for purchasers of the Special Warrants in the Selling Jurisdictions (as defined herein) and any offers and sales of the Special Warrants in the United States will be conducted in accordance with Schedule “A” hereto.

The Agents shall be entitled to appoint, at the Agents’ expense, a soliciting dealer group consisting of other registered dealers acceptable to the Company for the purposes of arranging for purchases of the Special Warrants.  The Agents shall ensure that any investment dealer who is a member of any soliciting dealer group formed by the Agents pursuant to the provisions of this Agreement or with whom any Agent has a contractual relationship with respect to the Offering, if any, agrees with such Agent to comply with the covenants and obligations given by the Agents herein.

The parties acknowledge further that the Special Warrants and Underlying Securities have not been and will not be registered under the U.S. Securities Act (as defined herein) or under applicable state securities laws. The Special Warrants may not be offered or sold in the United States, except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States.  Accordingly, the Company and each of the Agents agree that any offers or sales of the Special Warrants shall be conducted only in the manner specified in Schedule “A” hereof.  Any sales of Special Warrants in the United States shall be made directly by the Company to persons in the United States purchasing as substituted purchasers, and the Agents shall act in the capacity as placement agents for such sales.  All actions to be undertaken by the Agents in the United States and to U.S. Persons in connection with the matters contemplated herein shall be undertaken through one or more of the Agents’ U.S. Affiliates (as defined herein) and all offers and sales of Special Warrants shall be conducted only in the manner specified in Schedule “A” hereto.

In consideration of the Agents’ services to be rendered in connection with the Offering, the Company shall pay to the Agents at the Closing Time (as defined herein), the Commission (as defined herein).  The obligation of the Company to pay the Commission shall arise at the Closing Time against payment for the Special Warrants and the Commission shall be fully earned by the Agents at that time.

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“associate”, “distribution”, “material fact”, “material change” and “misrepresentation”,  have the respective meanings ascribed thereto in the Securities Act (British Columbia);

 “Agreement” means this agency agreement between the Company and the Agents;

“Automatic Exercise Date” means the date that is the earlier of: (a) September 25, 2012; and (b) the third Business Day after the Qualification Date;

“Business Day” means any day except Saturday, Sunday or a statutory or civic holiday in the City of Toronto or Vancouver, or any other day on which the principal chartered banks located in the City of Toronto or Vancouver are not open for business;

“Canadian Securities Laws” means, collectively, the applicable securities laws of each of the Canadian Securities Regulators, the regulations, instruments, policies, rules, rulings and, orders and blanket rulings made thereunder, and the applicable published policies, policy statements and notices issued by the Canadian Securities Regulators and the rules of the TSXV;

“Canadian Securities Regulators” means, collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“Cerro Jumil Project” means the Cerro Jumil mining property composed of seven adjacent land concessions located 85 km south of Mexico City in the state of Morelos, Mexico, as further described in the Disclosure Documents and comprised of the mining titles as set forth in Schedule “C” hereto;

“Cerro Jumil Technical Report” means the technical report entitled “Preliminary Economic Assessment, Update 2011, Cerro Jumil Project, Morelos, Mexico” with an effective date of September 13, 2011 and amended date of January 13, 2012, prepared by Dean D. Turner, P.Geo, Thomas Dyer, P.E., Doug K. Maxwell P.E., Charlie Khoury, P.E. and Ernest T. Shonts Jr., P.E.;

“Closing” means the completion of the sale of the Special Warrants as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means May 24, 2012 or such other date as the Company and the Agents may agree in writing;

“Closing Time” means 6:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and the Agents may agree in writing;

“Common Shares” means the common shares of the Company, which the Company is authorized to issue as constituted on the date hereof;

“Company’s Auditors” means such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

“CRA” means the Canada Revenue Agency;

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liabilities to which the Company or any of the Subsidiaries is a party or its property or assets are otherwise bound;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Company with the relevant Canadian Securities Regulators pursuant to the requirements of applicable Canadian Securities Laws, including all press releases, material change reports (excluding any confidential material change report) and financial statements of the Company;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis of results of operations and financial condition, management proxy circulars, annual information forms, material change reports or other documents issued by the Company, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus and/or any Supplementary Material, as applicable;

“Environmental Laws” has the meaning ascribed thereto in Section 4.1(tt);

“Environmental Permits” has the meaning ascribed thereto in Section 4.1(tt);

“Expiry Time” means 4:59 p.m. (Toronto time) on the Automatic Exercise Date;

“Final Prospectus” means the final short form prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Company relating to the qualification for distribution of the Underlying Securities to purchasers resident in or otherwise subject to the laws of one of the Qualifying Jurisdictions and for which a Final Receipt has been issued;

“Final Receipt” means the final receipt to be issued by the Principal Regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators in respect of the Final Prospectus pursuant to MI 11-102 and NP 11-202;

“Financial Statements” has the meaning ascribed thereto in Section 4(k);

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;

“IFRS” means International Financial Reporting Standards;

“Indentures” means together, the Special Warrant Indenture and the Warrant Indenture;

“Leased Premises” has the meaning ascribed thereto in Section 4.1(mm);

 “Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Company or the Subsidiaries are a party or to which its property or assets are otherwise bound;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System, adopted by the Canadian Securities Regulators;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Regulators;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions adopted by the Canadian Securities Regulators;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators;

“Offering” means the issuance and sale of the Special Warrants pursuant to this Agreement;

“Offering Documents” means the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

“Penalty Provision” has the meaning ascribed thereto on the face page of this Agreement;

“Penalty Shares” has the meaning ascribed thereto on the face page of this Agreement;

“Penalty Warrants” has the meaning ascribed thereto on the face page of this Agreement;

“Person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Personnel” has the meaning ascribed thereto in Section 11(a) hereof;

“Preliminary Prospectus” means the short form preliminary prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Company relating to the qualification for distribution of the Underlying Securities to purchasers resident in or otherwise subject to the laws of one of the Qualifying Jurisdictions for which a receipt will be issued by the Principal Regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators pursuant to MI 11-102 and NP 11-202;

“Principal Regulator” means the British Columbia Securities Commission, as principal regulator pursuant to NP 11-202;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any amendments thereto;

“Purchasers” means the persons  who, as purchasers, acquire the Special Warrants by duly completing, executing and delivering the Subscription Agreements and any other required documentation and permitted assignees or transferees of such persons from time to time;

“Qualification Date” means the date on which a Final Receipt is issued;

“Qualification Deadline” means 4:59 p.m. (Vancouver time) on August 7, 2012;

“Qualifying Jurisdictions” means, collectively, each of the provinces of Canada, other than  the province of Quebec;

“Relevant Proportions” has the meaning ascribed thereto in Section 14 hereof;

“Reporting Provinces” means the provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia;

“Securities Laws” means, the Canadian Securities Laws and the securities laws of the securities regulatory authorities in the Selling Jurisdictions;

“Securities Regulators” means, collectively, and as applicable, the securities commissions or other securities regulatory authorities in the Selling Jurisdictions and including the TSXV;

“Selling Jurisdictions” means collectively, the Qualifying Jurisdictions and such other jurisdictions as the Agents and the Company may agree, including the United States and the United Kingdom;

“Special Warrant Agent” means Computershare Trust Company of Canada;

“Special Warrant Indenture” means the special warrant indenture dated the date hereof between the Company and the Special Warrant Agent, governing the Special Warrants, as may be amended from time to time;

“Special Warrants” has the meaning ascribed thereto on the face page of this Agreement;

“Standard Listing Conditions” means the  standard post-closing conditions imposed by the TSXV with respect to the Offering as set out in its conditional approval letter dated May 16, 2012;

“Subscription Agreements” means, collectively, the subscription agreements in respect of the Special Warrants in the forms agreed upon by the Agents and the Company pursuant to which each of the Purchasers agree to subscribe for and purchase the Special Warrants, and shall include, for greater certainty, all schedules thereto;

“Subsidiaries” means the corporations and other entities listed in Section 4(b);

“subsidiary” has the meaning ascribed thereto in the Business Corporations Act (British Columbia);

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws;

“Taxes” has the meaning ascribed thereto in Section 4(q) hereof;

“to the Company’s knowledge”, “to the knowledge of the Company” or words of similar effect means that no information or fact has come to the attention of any senior officer of the Company, including, but not be limited to, the Chief Executive Officer and the Chief Financial Officer, after due enquiry, which has given such person actual knowledge to the contrary concerning the existence or absence of the facts or circumstances referred to;

“Transaction Documents” means collectively, the Subscription Agreements, this Agreement and the Indentures;

“Transfer Agent” means Computershare Trust Company of Canada;

“TSXV” means the TSX Venture Exchange;

“Underlying Securities” means, as applicable, the Unit Shares, the Warrants, the Warrant Shares, the Penalty Shares and Penalty Warrants;

“Unit Shares” has the meaning ascribed thereto on the face page of this Agreement, and for greater certainty includes any Penalty Shares;

“United Kingdom” means the United Kingdom of Great Britain and Northern Ireland;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means a duly registered U.S. broker-dealer affiliate of an Agent;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant” has the meaning ascribed thereto on the face page of this Agreement, and for greater certainty includes any Penalty Warrants;

“Warrant Agent” means Computershare Trust Company of Canada;

“Warrant Indenture” means the warrant indenture dated the date hereof between the Warrant Agent and the Company in relation to the Warrants, as may be amended from time to time; and

“Warrant Share” has the meaning ascribed thereto on the face page of this Agreement, and for greater certainty includes any additional Common Shares issuable pursuant to the Penalty Warrants.

TERMS AND CONDITIONS

1.

Company’s Covenants Related to the Offering.

The Company hereby covenants to the Agents and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in purchasing the Special Warrants, that the Company shall:

Offering

(a)

make available its directors, senior management, technical advisors, auditors and legal counsel to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to Closing and, prior to filing each of the Preliminary Prospectus and Final Prospectus, and any amendments thereto;

(b)

duly execute the Subscription Agreements which have been duly completed by the Purchasers subject to the terms thereof, and duly and punctually perform all the obligations to be performed by it under this Agreement and the Subscription Agreements;

(c)

fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 6;

(d)

obtain the necessary regulatory consents and approvals for the Offering, including the conditional approval of the TSXV for the listing and trading of the Unit Shares and Warrant Shares prior to the Closing Time on such conditions as are acceptable to the Agents and the Company, acting reasonably;

(e)

fulfil all legal requirements to permit the creation, issuance, offering and sale of the Special Warrants and the creation and issuance of the Underlying Securities, all as contemplated in this Agreement and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Company and take or cause to be taken all action required to be taken by the Company in connection with the purchase and sale of the Special Warrants and the issuance of the Underlying Securities;

(f)

ensure that prior to the Closing Time: (i) the Unit Shares to be issued upon due exercise or deemed exercise of the Special Warrants shall be duly and validly authorized, allotted and reserved to be issued as fully paid and non-assessable Common Shares; (ii) the Warrants to be issued upon due exercise or deemed exercise of the Special Warrants shall be duly and validly authorized and created for issuance; and (iii) the Warrant Shares to be issued upon due exercise of the Warrants shall be duly and validly authorized, allotted and reserved to be issued as fully paid and non-assessable Common Shares;

(g)

ensure that the Special Warrants and the Underlying Securities shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements and the Offering Documents;

(h)

use its commercially reasonable best efforts for a period of two years following the Closing Date to remain a reporting issuer under the Securities Laws in the Reporting Provinces and each other Qualifying Jurisdiction where the Final Prospectus will be filed, not in default of any requirement of such Securities Laws, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSXV;

(i)

not take any action for a period of two years after the Closing Date which would reasonably be expected to result in the delisting or suspension of its Common Shares on or from the TSXV or on or from any securities exchange, market or trading or quotation facility on which its Common Shares are then listed or quoted, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company graduating to the Toronto Stock Exchange or ceasing to be listed on the TSXV so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSXV;

(j)

for a period of 120 days from the Closing Date, not offer, sell, issue or negotiate or enter into any agreement to offer, sell or issue (or announce any intention to do so) any Common Shares or financial instruments convertible or exchangeable into Common Shares without the prior written consent of the Co-Lead Agents, such consent not to be unreasonably withheld, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plans of the Company and other existing share compensation arrangements; and (ii) the exercise of outstanding warrants or other convertible securities;

(k)

apply the net proceeds from the Offering to complete the definitive feasibility study and a resource update at the Company’s Cerro Jumil Project and for general corporate purposes and working capital;

(l)

file all applicable proof of assessment works for the Cerro Jumil Project carried out by the Company and/or Subsidiaries during the year ended December 31, 2011 with the General Direction of Mines in Mexico on or prior to May 31, 2012;

Prospectus

(m)

allow the Agents to participate in the preparation of the Offering Documents that the Company is required to file under applicable Canadian Securities Laws relating to the qualification of the Underlying Securities, and prior to the filing of the Offering Documents, allow the Agents to participate fully in the preparation of the Offering Documents and shall allow the Agents to conduct all due diligence which they may reasonably require to conduct in order to fulfill their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Offering Documents;

(n)

use its best efforts to: (i) file the Preliminary Prospectus in each of the Qualifying Jurisdictions as soon as possible following the Closing Date, (ii) satisfy all comments of the applicable Canadian Securities Regulators as soon as possible after receipt of such comments and file the Final Prospectus qualifying the distribution of the Underlying Securities to purchasers resident in or otherwise subject to the laws of one of the Qualifying Jurisdictions, and (iii) obtain a Final Receipt as soon as possible and in any event prior to the Qualification Deadline;

(o)

in the event that the Final Receipt has not been obtained prior to the Qualification Deadline, the Company shall continue to use its best efforts to obtain a Final Receipt as soon as possible following the Qualification Deadline and prior to September 25, 2012;

(p)

will advise the Agents, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202 and will provide evidence reasonably satisfactory to the Agents  of each such filing and copies of such receipts;

(q)

the Company hereby covenants, represents and warrants and each delivery of the Offering Documents to the Agents by the Company in accordance with this Agreement will constitute the representation and warranty of the Company to the Agents that at the respective date of such documents:

(i)

all the information and statements to be contained in the Offering Documents shall, at the respective dates of delivery thereof, be true, correct and complete in all material respects, and constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Subsidiaries on a consolidated basis, the Special Warrants and the Underlying Securities (provided that this covenant is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Agents specifically for use therein);

(ii)

no material fact or information will be omitted from the Offering Documents (except facts or information relating solely to or provided by the Agents) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)

the Offering Documents shall, in all material respects, contain the disclosure required by and conform to all requirements of Canadian Securities Laws;

(r)

once the Preliminary Prospectus has been filed, comply with section 57 of the Securities Act (Ontario) and with any comparable provisions of the other Canadian Securities Laws, and the Company will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the Underlying Securities to be distributed in each of the Qualifying Jurisdictions as contemplated herein;

Distribution Period

(s)

until the date of the completion of the distribution of the Underlying Securities, ensure that the Offering Documents comply at all times with applicable Canadian Securities Laws;

(t)

during the period from the date hereof until the completion of the distribution of the Underlying Securities, promptly inform the Agents in writing of the full particulars of:

(i)

any change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities or obligations (contingent or otherwise), prospects, capital or ownership of the Company, as the case may be;

(ii)

any change in any material fact disclosed in the Disclosure Documents; or

(iii)

any material fact in respect of the Company that had not been previously disclosed to the Agents,

provided that if the Company is uncertain as to whether a change or fact of the nature referred to in this Section has occurred, the Company shall promptly inform the Agents of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Agents as to whether the occurrence is of such nature;

(u)

during the period commencing on the date hereof and until completion of the distribution of the Underlying Securities, the Company will use its commercially reasonable efforts to promptly provide to the Agents drafts of any press releases of the Company for review by the Agents and the Agents’ counsel prior to issuance, and will not publish those press releases (unless otherwise required by applicable Securities Laws) except with the prior approval of the Agents, which approval will not be unreasonably withheld or delayed;

(v)

will advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of:

(i)

the issuance by any Canadian Securities Regulator of any order suspending or preventing the use of any of the Offering Documents or of any proceedings that have been instituted, threatened or contemplated, for any such purposes;

(ii)

any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) that has been issued by any Canadian Securities Regulator or of any proceedings that have been instituted, threatened or contemplated, for any such purposes;

(iii)

any request of any Securities Regulator for any information, or the receipt by the Company of any communication from any Securities Regulator or any other competent authority relating to the Company or which may be relevant to the distribution of the Underlying Securities; or

(iv)

any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information,

and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above or, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(w)

if during the period of distribution of the Underlying Securities there shall be any change in Canadian Securities Laws which, in the opinion of the Agents, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Agents, the Company shall, to the satisfaction of the Agents, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Canadian Securities Regulators where such filing is required; and

(x)

during the period from the date hereof until the Expiry Time, the Company shall promptly inform the Agents (and if requested by the Agents, confirm such notification in writing) of the full particulars of:

(i)

any breach or potential breach of any of the representations and warranties in Section 1 hereof; and

(ii)

any breach or potential breach of any of the representations and warranties in Section 4 hereof.

2.

Agents' Representations, Warranties and Covenants.

The Agents hereby severally represent and warrant to, and covenant with the Company that they are duly qualified and registered in the appropriate category to offer and sell the Special Warrants.  Each of the Agents hereby severally (on its own behalf and not on behalf of any other Agents) represents and warrants to, and covenants with, the Company that:

(a)

it shall offer and solicit offers for the purchase of the Special Warrants in compliance with applicable Securities Laws and only from such persons and in such manner that, pursuant to applicable Securities Laws, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Special Warrants;

(b)

it shall not provide to prospective purchasers of Special Warrants any document or other material that would constitute an offering memorandum within the meaning of the applicable Securities Laws without the prior written consent of the Company;

(c)

it will not offer or sell the Special Warrants in any jurisdiction other than the Selling Jurisdictions in accordance with the terms of this Agreement;

(d)

it will only make any offers or sales of Special Warrants in the United States in accordance with applicable United States securities laws and in accordance with Schedule “A” attached hereto (which schedule is incorporated by reference herein and forms part of this Agreement);

(e)

it will comply with all applicable Securities Laws in connection with the Offering;

(f)

it will use its best efforts to obtain from each Purchaser a completed and executed Subscription Agreement, together with all documentation (including documents required by the TSXV, if any) as may be necessary in connection with subscriptions for Special Warrants, as applicable, to ensure compliance with applicable Securities Laws and any conditional approval requirements of the TSXV;

(g)

it will refrain from advertising the Offering in printed media of general and regular paid circulation, radio, television, or  telecommunication (including electronic display and the Internet); and

(h)

it will use its commercially reasonable efforts to complete the distribution of the Underlying Securities pursuant to the Final Prospectus as early as practicable and the Agents shall advise the Company in writing when, in the opinion of the Agents, they have completed the distribution of the Underlying Securities.

3.

Deliveries on Filing and Related Matters.

The Company shall deliver, or cause to be delivered, to each of the Agents (or Agents’ counsel, as applicable):

(a)

prior to the filing of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material with the Canadian Securities Regulators, a copy of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material signed by the Company as required by applicable Canadian Securities Laws;

(b)

prior to the filing of any Supplementary Material with the Canadian Securities Regulators, a copy of such Supplementary Material required to be filed by the Company in compliance with applicable Canadian Securities Laws;

(c)

concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents and the directors of the Company from the Company’s Auditors with respect to financial and accounting information relating to the Company contained in the Final Prospectus, which letter shall be based on a review by the Company’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors’ consent letter addressed to the Canadian Securities Regulators;

(d)

cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Agents without charge, in such numbers and in such locations as the Agents may reasonably request by written instructions to the Company’s financial printer of the Preliminary Prospectus and the Final Prospectus.  Such delivery shall be effected as soon as possible and, in any event, on or before the date which is one Business Day for deliveries to be made in Toronto, Ontario and two Business Days for deliveries to be made outside of Toronto, Ontario, after the Principal Regulator, has issued a receipt in accordance with NP 11-202 in respect of the Preliminary Prospectus and the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue receipts, in respect of or accept for filing, as the case may be, any Supplementary Material;

(e)

concurrently with, or prior to the filing of, the Final Prospectus, unless otherwise indicated:

(i)

a copy of any document filed with, or delivered to, the Canadian Securities Regulators by the Company under applicable Canadian Securities Laws with the Final Prospectus;

(ii)

copies of correspondence from the TSXV indicating that the application for the listing for trading on the TSXV of the Unit Shares and Warrant Shares have been approved for listing subject only to the Standard Listing Conditions;

(iii)

a certificate dated the date of the Final Prospectus, addressed to the Agents and signed by the Chief Executive Officer and Chief Financial Officer of the Company, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(A)

the Company having materially complied with all of the covenants and satisfied all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the date of the Final Prospectus;

(B)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the issue of the Special Warrants or the Underlying Securities or any of the Company’s issued securities, having been issued, and no proceeding for such purpose being threatened or, to the knowledge of such officers, pending;

(C)

the representations and warranties of the Company contained in this Agreement and in any certificates of the Company delivered pursuant to or in connection with this Agreement being true and correct in all material respects as at the date of the Final Prospectus (other than those that speak to a specific time, in which case they shall have been true and correct in all material respects at such time), with the same force and effect as if made on and as at the date of the Closing Date, after giving effect to the transactions contemplated by this Agreement; and

(D)

since the Closing Time, there having been no material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), capital, business or results of operations of the Company and the Subsidiaries on a consolidated basis; and

(iv)

an opinion, subject to customary qualifications, of Blake, Cassels & Graydon LLP (or other counsel selected by the Company with respect to tax matters) or from local counsel in the Qualifying Jurisdictions (it being understood that such counsel may rely to the extent appropriate in the circumstance as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company) with respect to the following matters:

(A)

the Company has the necessary corporate power and authority to execute and deliver the Preliminary Prospectus and the Final Prospectus and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Preliminary Prospectus and the Final Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions in accordance with applicable Canadian Securities Laws;

(B)

all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under Canadian Securities Laws in order to qualify the distribution of the Underlying Securities to the public in each of the Qualifying Jurisdictions by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of Canadian Securities Laws;

(C)

the statements and opinions concerning tax matters set forth in the Final Prospectus under the headings (including for certainty, all subheadings under such headings) “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” insofar as they purport to describe the provisions of the laws referred to therein are fair and adequate summaries of the matters discussed therein subject to the qualifications, assumptions and limitations set out under such headings; and

(D)

the attributes of the Special Warrants and the Underlying Securities conform in all material respects with the description thereof contained in the Final Prospectus; and

(f)

opinions, comfort letters and other documents substantially similar to those referred to in this Section to the Agents and Agents’ legal counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material.

4.

Representations and Warranties of the Company.

The Company represents and warrants to the Agents, the U.S. Affiliates and the Purchasers that each of the following representations and warranties is true and correct on the date of this Agreement and acknowledges that each of them is relying upon such representations and warranties:

General Matters

(a)

The Company has been duly amalgamated and is validly existing under the laws of its jurisdiction of amalgamation, has all requisite corporate power and capacity and is duly qualified and holds all certificates, authority, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is not aware of any modification or revocation to such licences, authority, certificates or permits) to carry on its business as now conducted and to own its properties and assets and the Company has all requisite corporate power and authority to carry out its obligations under the Transaction Documents.

(b)

The Company has no subsidiaries other than as listed below (the “Subsidiaries”) and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares or ownership interests in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares or ownership interests have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares or ownership interests and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or ownership interest or for the issue or allotment of any unissued shares or ownership interest in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares:

Name	Jurisdiction of Incorporation or Continuance	Beneficial Equity/Voting Ownership
Esperanza Services Inc.	Colorado	100%
Esperanza Silver de Mexico SA de CV	Mexico	100%
Esperanza Exploration (BVI) Inc.	BVI	100%
Esperanza Silver Peru S.A.C.	Peru	100%

(c)

The Subsidiaries (i) have been duly incorporated in their respective jurisdiction of incorporation and are up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction and (ii) have all requisite corporate power and capacity to carry on their businesses as now conducted and to own, lease and operate their properties and assets, respectively.

(d)

No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or the Subsidiaries.

(e)

The Company and the Subsidiaries have conducted and are conducting their businesses in material compliance with all applicable laws and regulations of each jurisdiction in which they carry on business (including all applicable federal, provincial, state, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including relevant exploration and exploitation permits and concessions) and are licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and proposed to be conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits.

(f)

The Company is not aware of any pending or contemplated change to any applicable law or regulation or governmental position that would have a material adverse effect on the Company and the Subsidiaries on a consolidated basis or would materially adversely affect the business of the Company or legal environment under which the Company or the Subsidiaries operate.

(g)

All consents, approvals, permits, authorizations or filings as may be required under applicable legislation and other relevant laws in the Qualifying Jurisdictions necessary for the execution and delivery of the Transaction Documents and the completion of the transactions contemplated hereby and thereby have been made or obtained, as applicable, other than in respect of those filings which are required to be made upon completion of the transactions contemplated hereby.

(h)

Each of the execution and delivery of the Transaction Documents, the performance by the Company of its obligations hereunder and thereunder, the issue and sale of the Special Warrants and the Underlying Securities and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including applicable laws and other relevant corporate and securities laws in the Qualifying Jurisdictions; (B) the constating documents, articles, notice of articles or resolutions of the Company and its shareholders that are in effect at the date hereof; (C) any Debt Instrument or Material Agreement; or (D) any judgment, decree or order binding the Company or the Subsidiaries or the property or assets of the Company or the Subsidiaries.

(i)

Each of the Transaction Documents has been duly authorized, executed and delivered by the Company.

(j)

At the Closing Time, all necessary corporate action will have been taken by the Company to: (i) validly authorize and issue the Special Warrants, (ii) upon due exercise or deemed exercise of the Special Warrants, validly authorize and issue the Unit Shares (including any Penalty Shares) as fully paid and non-assessable Common Shares and validly create, authorize and issue the Warrants (including any Penalty Warrants); and (iii) allot, reserve and authorize the issuance of the Warrant Shares, as fully paid and non-assessable Common Shares upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture;

(k)

The comparative audited consolidated financial statements of the Company as at and for the years ended December 31, 2011 and 2010 (the “Financial Statements”) have been prepared in accordance with IFRS consistently applied throughout the period referred to therein, contain no misrepresentation and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company as at such dates and results of operations of the Company for the periods then ended and there has been no change in accounting policies or practices of the Company since December 31, 2011, except as disclosed in the notes to the Financial Statements;

(l)

There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company and the Subsidiaries on a consolidated basis.

(m)

There has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (absolute, accrued, contingent or otherwise) or capital stock or long term debt of the Company or the Subsidiaries on a consolidated basis since December 31, 2011, which has not been generally disclosed to the public and the business of the Company and the Subsidiaries have been carried on in the usual and ordinary course consistent with past practice since December 31, 2011.

(n)

The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the carrying values for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(o)

The Company’s Auditors who audited the consolidated financial statements of the Company as at and for the years ended December 31, 2011 and 2010 and who provided their audit report thereon are independent public accountants as required under Canadian Securities Laws.

(p)

There has never been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and the present or former auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(q)

The assets of the Company and the Subsidiaries and their respective businesses and operations are insured against loss or damage with responsible insurers to the extent and in the amounts consistent with insurance obtained by reasonably prudent participants in comparable businesses and such coverage is in full force and effect, and the Company and the Subsidiaries have not breached the terms of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder.

(r)

All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Company and the Subsidiaries have been paid, collected or withheld and remitted as applicable.  All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company and the Subsidiaries, and there are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company and the Subsidiaries.

(s)

There is not, in the constating documents, by-laws or in any Debt Instrument, Material Agreement, or other instrument or document to which the Company or the Subsidiaries is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of Common Shares.

(t)

The Company and the Subsidiaries are not party to or bound or affected by any commitment, agreement or document containing any covenant that expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or that materially or adversely affects the business practices, operations or condition of the Company and the Subsidiaries taken as a whole.

(u)

The Company and the Subsidiaries are not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument or has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length (as such term is defined in the Income Tax Act (Canada)) with the Company.

(v)

Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any other person, is in material default in the observance or performance of any term or obligation to be performed by it under any Debt Instrument or Material Agreement and no event has occurred that with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing.

(w)

The Company and the Subsidiaries are not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries.

(x)

The authorized capital of the Company consists of an unlimited number of Common Shares, of which as of the date hereof (and prior to giving effect to the Offering), 51,432,321 Common Shares are issued and outstanding as fully paid and non-assessable.

(y)

No holder of outstanding securities of the Company is entitled to any pre-emptive or any similar rights to subscribe for any securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any security in the capital of the Company are outstanding other than as set out in Schedule “B” hereto.

(z)

The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities or, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do any of the foregoing other than as has been publicly disclosed.

(aa)

The Company is a reporting issuer, or the equivalent thereof, in the Reporting Provinces and is not included on a list of defaulting reporting issuers maintained by any of the securities regulators of such provinces.  The Company is not currently in default of any requirement of the Canadian Securities Laws in the Reporting Provinces, and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Canadian Securities Regulators in the Reporting Provinces.

(bb)

The issued and outstanding Common Shares are listed for trading on the TSXV and no order ceasing or suspending trading in any securities of the Company or the trading of any of the Company’s issued securities is currently outstanding or threatened and no proceedings for such purpose are, to the knowledge of the Company, pending.

(cc)

Neither the Company nor the Subsidiaries have taken any action which would reasonably be expected to result in the delisting or suspension of trading of the Common Shares on the TSXV and the Company is currently in compliance with the rules and regulations of the TSXV.

(dd)

To the knowledge of the Company none of the directors, officers or employees of the Company or the Subsidiaries, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Company which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries (taken as a whole).

(ee)

The Company does not have in place a shareholder rights protection or similar plan and neither the Company, nor to the knowledge of the Company, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company.

(ff)

No officer, director, employee or any other person not dealing at arm’s length with the Company or its Subsidiaries, or to the knowledge of the Company, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever which are based on the revenues of the Company or its Subsidiaries.

(gg)

To the knowledge of the Company, there are no judgments against the Company or the Subsidiaries that are unsatisfied, nor, to the knowledge of the Company, are there any consent decrees or injunctions to which the Company or the Subsidiaries is subject.

(hh)

There are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or its property or assets at law or in equity or before or by any federal provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality;

(ii)

Neither the Company nor any of its Subsidiaries or affiliates, nor, to the knowledge of the Company, any of their directors, officers, employees or agents, has made any bribe, payoff, influence payment, kickback or unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official or other person charged with similar public or quasi-public duties, violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, regulation or statute in any applicable jurisdictions.

(jj)

Other than the Agents and the U.S. Affiliates (and any group of investment dealers or selling group members working with the Agents for purposes of the Offering), there are no persons acting or purporting to act at the request or on behalf of the Company, that are entitled to any brokerage or finder’s fee in connection with the Offering.

(kk)

Other than the Company, there is no person that is or will be entitled to the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, or otherwise.

(ll)

The Transfer Agent, at its principal offices in the City of Vancouver, British Columbia has been duly appointed as transfer agent and registrar in respect of the Common Shares, as Special Warrant Agent in respect of the Special Warrants and as Warrant Agent in respect of the Warrants.

(mm)

With respect to each of the premises that are material to the Company or the Subsidiaries and that the Company or the Subsidiaries occupy as tenant (the “Leased Premises”), the Company and the Subsidiaries occupy the Leased Premises and have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or the Subsidiaries occupy the Leased Premises is in good standing in all material respects and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

Information Record and Due Diligence

(nn)

The minute books and records of the Company and the Subsidiaries that the Company has made available to the Agents and their counsel, Cassels Brock & Blackwell LLP, in connection with their due diligence investigation of the Company for the periods requested to the date of examination thereof, are all of the minute books and substantially all the material records of the Company for such period and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books.  There have been no other material meetings, resolutions or proceedings of the shareholders, board of directors or, to the knowledge of the Company, any committees of the board of directors of the Company to the date of review of such corporate records and minute books not reflected in such minute books and other records or provided to Cassels Brock & Blackwell LLP.

(oo)

All information (including the Disclosure Documents) which has been prepared by the Company relating to the Company and the Subsidiaries and their respective businesses, properties and liabilities and either publicly disclosed or provided to the Agents, including all financial, marketing and operational information provided to the Agents, are as of the date of such information, true and correct in all material respects, do not contain a misrepresentation and no material fact or facts have been omitted therefrom that would make such information materially misleading and the Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous secondary market liability disclosure provisions under applicable Securities Laws in the Selling Jurisdictions.

(pp)

All filings and fees required to be made and paid by the Company pursuant to applicable laws and general corporate and securities laws in the Qualifying Jurisdictions have been made and paid and such disclosure and filings were true and accurate in all material respects as at the respective dates thereof and the Company has not filed any confidential material change reports or similar confidential report with any Canadian Securities Regulators that are still maintained on a confidential basis.

Mineral Properties

(qq)

The Company or the Subsidiaries, as applicable, are the absolute legal and beneficial owner of, and have good and marketable title to, all of the material property or assets thereof as described in the Disclosure Documents, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Disclosure Documents, and no other property rights (including access rights) are necessary for the conduct of the business of the Company or the Subsidiaries as currently conducted or contemplated to be conducted, the Company and the Subsidiaries knows of no claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and except as disclosed in the Disclosure Documents, the Company and the Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof.

(rr)

The Company and the Subsidiaries hold either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located in properties in which the Company and the Subsidiaries have an interest as described in the Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, which are currently sufficient to permit the Company and the Subsidiaries to access the property and explore the minerals relating thereto as are appropriate in view of their respective rights and interests therein; all such property, leases, options or claims in which the Company or the Subsidiaries have any interest or right have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing in the name of the Company or the Subsidiaries.

(ss)

Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their property and assets (including any option agreement, co-operative agreements, or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and there has been no material default under any lease, licence or claim pursuant to which the Company or the Subsidiaries derives an interest in such property or assets and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid.  The interests of the Company or the Subsidiaries in, or rights of the Company or the Subsidiaries to earn an interest in, any property of the Company or the Subsidiaries are not subject to any right of first refusal or purchase or acquisition rights.

(tt)

The Company and the Subsidiaries (i) are in material compliance with any and all applicable federal, provincial, state and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions relating to the protection of human health and safety, the environment or the treatment, use, processing, storage, disposal, discharge, transport or handling of hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”); (ii) have received all permits, licenses or other approvals, consents, certificates, registration and other authorizations required of them under applicable Environmental Laws (the “Environmental Permits”) to conduct its business as currently conducted and proposed to be conducted and all such Environmental Permits are valid, subsisting and in good standing; and (iii) are in material compliance with all terms and conditions of any such Environmental Permits and no proceeding has been threatened or to the best knowledge of the Company, is pending to revoke or limit any such Environmental Permits.

(uu)

The Company and the Subsidiaries are in material compliance in all respects with each license and permit held by it and is not in violation of, or in default under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, Environmental Laws) of any governmental entities, regulatory agencies or bodies having, asserting, or claiming jurisdiction over it or over any part of its operations or assets.

(vv)

The Company and the Subsidiaries have not used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

(ww)

Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company nor the Subsidiaries, nor to the knowledge of the Company, if applicable, any predecessor companies have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same.

(xx)

There have been no past unresolved, and there are no pending or threatened claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged material violation of any Environmental Law; no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or may reasonably be expected to have, a material adverse effect.

(yy)

Except as ordinarily or customarily required by applicable permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws.  Neither the Company nor the Subsidiaries have received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

(zz)

All exploration and mining operations on the properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good mining and engineering practices and all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with and there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company or the Subsidiaries in the ordinary course.

(aaa)

The Company has duly filed with the applicable regulatory authorities all reports required by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Cerro Jumil Technical Report complies with the requirements of NI 43-101 including the form requirements, and remains current as at the date hereof; for the purposes of preparing the Cerro Jumil Technical Report, the Company made available to the authors of such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was provided.

(bbb)

The Cerro Jumil Property is the only material property of the Company and is comprised of the concessions as set forth in Schedule “C” attached hereto, which are valid and in good standing.

Employment Matters

(ccc)

The Company and the Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, all material employee plans have been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such employee plans, in each case in all material respects and has been publicly disclosed to the extent required by Securities Laws and all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and/or the Subsidiaries, as applicable.

(ddd)

There is not currently any labour disruption, conflict, slowdown, stoppage, complaint or grievance threatened or pending against the Company or the Subsidiaries which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company and the Subsidiaries, on a consolidated basis and no union representation question exists respecting the employees of the Company and no collective bargaining agreement is in place or currently being negotiated by the Company.

5.

Closing Deliveries.

The purchase and sale of the Special Warrants shall be completed at the Closing Time at the offices of Blake, Cassels & Graydon LLP, Vancouver, British Columbia, or at such other place as the Agents and the Company may agree, provided that delivery of the Special Warrants shall occur in Toronto, Ontario. At or prior to the Closing Time, the Company shall duly and validly deliver to the Agents in Toronto, Ontario, the Special Warrants, whether by way of electronic deposit or delivery of certificates in definitive form as directed by the Agents against payment by the Agents to the Company, at the direction of the Company, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft, of an amount equal to the gross proceeds from the sale of the Special Warrants being issued and sold hereunder less the Commission and all of the estimated out-of-pocket expenses of the Agents payable by the Company to the Agents in accordance with Section 12 hereof.

6.

Agents’ Obligation to Purchase.

The obligation of the Agents to purchase the Special Warrants at the Closing Time shall be subject to the satisfaction of each of the following conditions (it being understood that the Agents may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing and signed by each of them):

(a)

the Agents shall have received favourable legal opinions addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’ counsel acting reasonably, dated as of the Closing Date and subject to customary qualifications, of Blake, Cassels & Graydon LLP or from local counsel in the Qualifying Jurisdictions (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company and on certificates of the Transfer Agent, as to the issued capital of the Company; and (ii) as to matters of fact not independently established, on certificates of the Company’s Auditors or a public official) with respect to the following matters:

(i)

the Company is a company existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets;

(ii)

the Company is a “reporting issuer”, or its equivalent, in each of the Reporting Provinces where such concept exists and it is not listed as in default of any requirement of the Canadian Securities Laws in any of the Reporting Provinces;

(iii)

the authorized and issued capital of the Company;

(iv)

the Company has all requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents, to create, issue and sell the Special Warrants and to issue the Underlying Securities;

(v)

the execution and delivery of the Transaction Documents and the fulfilment of the terms thereof by the Company and the issuance, sale and delivery of the Special Warrants by the Company at the Closing Time do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company or the Business Corporations Act (British Columbia);

(vi)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Transaction Documents and the performance of its obligations thereunder; and the Transaction Documents have been executed and delivered by the Company and constitute, legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, subject to customary qualifications;

(vii)

the Special Warrants have been duly and validly created, authorized and issued as fully paid securities of the Company;

(viii)

the Unit Shares (including for certainty, the Penalty Shares) have been duly authorized and validly allotted for issuance by the Company and, when issued in accordance with the terms of the Special Warrant Indenture will be outstanding as fully paid and non-assessable Common Shares;

(ix)

the Warrants (including for certainty, the Penalty Warrants) have been duly and validly created and reserved for issuance and, when issued in accordance with the terms of the Warrant Indenture will be validly issued;

(x)

the Warrant Shares have been reserved and authorized and allotted for issuance to the holders thereof and, upon the due exercise of the Warrants in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares;

(xi)

the Unit Shares (including for certainty, the Penalty Shares) and the Warrant Shares (including for certainty, those issuable pursuant to the Penalty Warrants) have been conditionally accepted for listing on the TSXV subject only to the Standard Listing Conditions;

(xii)

the issuance and sale by the Company of the Special Warrants to the Purchasers is exempt from the prospectus requirements of Canadian Securities Laws and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the Canadian Securities Laws to permit such issuance and sale; it being noted however that the Company will be required to execute and file with the applicable Securities Regulators, a report on Form 45-106F1 and/or Form 45-106F6 prepared and executed pursuant to National Instrument 45-106 – Prospectus and Registration Exemptions, together with the prescribed filing fee, within 10 days following the Closing Date;

(xiii)

the issuance by the Company of the Unit Shares and Warrants upon the exercise or deemed exercise of the Special Warrants and the Warrant Shares upon due exercise of the Warrants, respectively, is exempt from, or is not subject to, the prospectus and registration requirements of Canadian Securities Laws and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under Canadian Securities Laws in connection therewith;

(xiv)

the first trade of any Underlying Securities, prior to the Final Receipt being obtained and the first trade of the Special Warrants, will be exempt from the prospectus requirements of Canadian Securities Laws and no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under Canadian Securities Laws to permit such trade made through a registrant registered under Canadian Securities Laws who has complied with such applicable laws, provided that at the time of such trade:

A.

the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

B.

at least four months have elapsed from the “distribution date” (as defined under National Instrument 45-102 – Resale of Securities) of the Special Warrants;

C.

the certificates representing the securities, carry a legend stating “Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is 4 months and a day after the distribution date];

D.

If the security is entered into a direct registration or other electronic book-entry system, or if the purchaser did not directly receive a certificate representing the security, the purchaser received written notice containing the legend restriction notation set out in subparagrach C. above;

E.

such trade is not a “control distribution” (as defined in the National Instrument 45-102 – Resale of Securities (“NI 45-102”));

F.

no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of such trade;

G.

no extraordinary commission or consideration is paid to a person or corporation in respect of such trade; and

H.

if the selling securityholder is an insider or officer of the Company, the selling securityholder has no reasonable grounds to believe that the Company is in default of “securities legislation” (as defined in National Instrument 14-101 – Definitions and Interpretation);

(xv)

in the event that a Final Receipt is issued, the Underlying Securities will not be subject to any statutory hold period under Canadian Securities Laws, and no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any regulatory authority will be required to be obtained under Canadian Securities Laws to permit the first trade of such securities in the Qualifying Provinces through registrants properly registered under Canadian Securities Laws in compliance therewith or in circumstances in which there is an exemption from the registration requirement of Canadian Securities Laws, provided further that the trade is not a “control distribution” (as defined in section 1.1 of NI 45-102) and the Company is a reporting issuer at the time of such trade;

(xvi)

Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Common Shares, the special warrant agent for the Special Warrants and the warrant agent for the Warrants;

(b)

the Agents shall have received a favourable legal opinion addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’ counsel, acting reasonably, dated the Closing Date as to (i) the incorporation and subsistence of Esperanza Silver de Mexico SA de CV; (ii) the corporate power and capacity of Esperanza Silver de Mexico SA de CV to carry on its businesses as presently carried on and to own its properties and assets; and (iii) as to the authorized capital and registered ownership of the issued and outstanding shares of Esperanza Silver de Mexico SA de CV;

(c)

if any Special Warrants are sold in the United States, the Company’s U.S. legal counsel shall have delivered a favourable legal opinion addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’ counsel acting reasonably, dated the Closing Date, to the effect that no registration under the U.S. Securities Act is required for the sale of the Special Warrants by the Company in the United States;

(d)

the Agents shall have received a favourable legal opinion addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents’ counsel, acting reasonably, dated the Closing Date from local counsel to the Company as to the title and ownership interest in the Cerro Jumil Property;

(e)

the Agents shall have received certificates of status (or the equivalent) with respect to each of the Company and Esperanza Silver de Mexico SA de CV dated the Business Day immediately prior to the Closing Date or such other date as the Company and the Agents may agree;

(f)

the Agents shall have received certificates and evidence of the electronic deposit of the Special Warrants in form and substance satisfactory to the Agents, acting reasonably;

(g)

the Agents shall have received a certificate, in form and substance acceptable to the Agents and their legal counsel, dated as of the Closing Date signed by the Chief Executive Officer or Chief Financial Officer of the Company (or such other officer or officers of the Company acceptable to the Agents, acting reasonably) with respect to:

(i)

the constating documents of the Company;

(ii)

the resolutions of the Board of Directors of the Company related to the Offering, the allotment and sale of the Special Warrants, the authorization of the Transaction Documents and the other agreements and transactions contemplated by this Agreement; and

(iii)

the incumbency and signatures of signing officers of the Company;

(h)

the Unit Shares and the Warrant Shares shall have been conditionally approved for listing on the TSXV, subject to the conditions set out in the Standard Listing Conditions;

(i)

the Agents shall have received a certificate from Computershare Trust Company of Canada as to the number of Common Shares issued and outstanding as at the end of Business Day prior to the Closing Date;

(j)

the Agents shall have received such further certificates, opinions and other documentation from the Company as may be contemplated herein or as the Agents may reasonably require, provided, however, that the Agents shall request any such certificates, opinions or documents within a reasonable period prior to the Closing Time that is sufficient for the Company to obtain and deliver such certificate, opinion or document; and

(k)

all consents, approval, permits, authorizations or filings as may be required under Canadian Securities Laws necessary for the Offering and the transactions contemplated by this Agreement, shall have been obtained or made, as applicable.

7.

Agents’ Commission.

In consideration of the services to be rendered by the Agents in connection with the Offering, the Company shall pay the Agents a cash commission equal to 6.0% of the gross proceeds realized by the Company in respect of the Special Warrants sold pursuant to the Offering (including for certainty on any exercise of the Option) (the “Commission”). The obligation of the Company to pay the Commission shall arise at the Closing Time.

8.

Termination Events.

Any Agent may terminate its obligations on or before Closing if, commencing on the date hereof and prior to the Closing Time:

(a)

there shall be any material change or change in a material fact in the affairs, or there should be discovered any previously undisclosed material fact (other than facts relating solely to the Agents) which, in the reasonable opinion of the Agents (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Special Warrants or other securities of the Company (including the Common Shares) or an adverse change or effect on the business or affairs of the Company or;

(b)

(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened in relation to the Company or the Subsidiaries or any one of the officers or directors or principal shareholders of the Company where wrong-doing is alleged or any order is issued or made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV, or any securities regulatory authority in relation to the Company or any of its securities, which involves a finding of wrong-doing, or (ii) any order, action or proceeding to cease trading in the securities of the Company is made or threatened by a securities regulatory authority which operates to prevent, cease or restrict the issuance or trading of the securities of the Company;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition, or major financial occurrence or catastrophe, war or act of terrorism of national or international consequence or any new or change in any law or regulation which in the opinion of the Agents (or any one of them) seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operation or affairs of the Company and the Subsidiaries, taken as a whole, or the market price or value of the Special Warrants or any other securities of the Company (including the Common Shares); or

(d)

the state of the Canadian, U.S. or international financial markets is such that in the reasonable opinion of the Agents (or any one of them), the Special Warrants cannot be marketed profitably;

(e)

the Agents (or any one of them) determines that the Company is in breach of a material term, condition or covenant of the Agreement or any representation or warranty given by the Company in the Agency Agreement becomes or is false in any material respect; or

(f)

the Agents (or any of them) are not satisfied in their sole discretion with the results of their due diligence investigations.

Upon the occurrence of any of the foregoing events, any Agent shall be entitled, to terminate and cancel its obligations to the Company hereunder by written notice to that effect given to the Company and the other Agents prior to the Closing Time.

9.

Exercise of Termination Right.

If this Agreement is terminated by any of the Agents pursuant to Section 8, there shall be no further liability to the Company on the part of such Agent or of the Company to such Agent, except in respect of any liability which may have arisen or may thereafter arise under Sections  and .  The right of the Agents or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.  A notice of termination given by one Agent under Section 8 shall not be binding upon the other Agents.

10.

Survival of Representations and Warranties.

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Special Warrants and will continue in full force and effect for the benefit of the Agents and/or the Company, as the case may be, regardless of any subsequent disposition of the Special Warrants or any investigation by or on behalf of the Agents with respect thereto for a period ending on the later of: (a) the date that is two years following the Closing Date, and (b) the latest date under applicable Securities Laws (non-residents of Canada being deemed to be resident in the Province of British Columbia for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material.  The Agents and/or the Company, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Agents and/or the Company may undertake or which may be undertaken on the Agents’ and/or the Company’s behalf, as the case may be.

11.

Indemnity and Contribution.

(a)

The Company shall indemnify and save the Agents and/or any of their respective affiliates (in this Section 11 referred to collectively as the “Agents”) and the directors, officers, employees and partners of the Agents (in this Section 11 referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents and/or the Personnel, to which the Agents and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Agents and/or their Personnel or otherwise in connection with the matters referred to in this Agreement.

(b)

Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)

the Agents or their Personnel have been grossly negligent or have committed any fraudulent act or an act of wilful misconduct in the course of the performance of professional services rendered to the Company by the Agents and/or their Personnel or otherwise in connection with the matters referred to in this Agreement; and

(ii)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, fraud, or wilful misconduct referred to in Section 11(b)(i).

(c)

If for any reason (other than the occurrence of any of the events itemized in Sections 11(b)(i) and 11(b)(ii), the foregoing indemnification is unavailable to the Agents and/or Personnel, or insufficient to hold them harmless, then the Company shall contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Agents on the other hand but also the relative fault of the Company and the Agents, as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Agents hereunder pursuant to this Agreement.

(d)

The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or the Agents and any Personnel of the Agents shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agents, the Agents shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents for time spent by their Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall, subject to the right of indemnity, be paid by the Company as they occur.

(e)

Promptly after receipt of notice of the commencement of any legal proceeding against the Agents or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Agents will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed. The omission so to notify the Company shall not relieve the Company of any liability which the Company may have to the Agents except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company would otherwise have under this indemnity had the Agents not so delayed in giving or failed to give the notice required hereunder.

(f)

Notwithstanding the foregoing Section, any Agent shall have the right, at the Company’s expense, to employ counsel of such Agent’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Company or the Agent(s) has advised the Agents) that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Agents which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Agents’ behalf) or that there is a conflict of interest between the Company and the Agents or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Agents’ behalf).

(g)

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Agents affected. No admission of liability shall be made and the Company shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

(h)

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agents and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Agents and any of the Personnel of the Agents. The foregoing provisions shall survive the completion of the transactions contemplated under this Agreement or any termination of this Agreement.

12.

Expenses.

The Company shall pay all expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Special Warrants and the Underlying Securities and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution of the Special Warrants and the Underlying Securities, the fees and expenses of the Company’s counsel and of local counsel to the Company, the reasonable fees and expenses of the auditors and the Transfer Agent, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Special Warrants and the Underlying Securities, all costs incurred related to road shows and marketing activities, filing fees and all reasonable expenses and fees incurred by the Agents and the reasonable fees and disbursements of the Agents’ counsel (to a maximum of $125,000 for legal fees, exclusive of disbursements and applicable HST), whether or not the Offering is completed.

13.

Advertisements.

The Company acknowledges that the Agents shall have the right, subject always to this Agreement and Schedule “A”, at their own expense, subject to the prior consent of the Company, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Special Warrants contemplated herein as the Agents may consider desirable or appropriate and as may be permitted by applicable law.  The Company and the Agents each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Special Warrants shall be offered and sold being unavailable in respect of the sale of the Special Warrants to prospective purchasers.

14.

Agents’ Obligations.

The Agents’ obligations under this Agreement shall be several and not joint, and the Agents’ respective obligations and rights and benefits hereunder shall be as to the following percentages (“Relevant Proportions”):

Cormark Securities Inc.

50%

National Bank Financial Inc.

30%

Canaccord Genuity Corp.

10%

Stonecap Securities Inc.

10%

If an Agent shall not complete the sale of the Special Warrants which such Agent has agreed to sell hereunder for any reason whatsoever, the other Agents shall be entitled, at their option but without obligation, to sell the Special Warrants which would otherwise have been sold by such the Agent who fails to sell its Relevant Proportion.

15.

Compliance with U.S. Securities Laws.

The Agents make the representations, warranties and covenants applicable to them in Schedule “A” hereto and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the Company, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “A” hereto, which forms part of this Agreement.  Notwithstanding the foregoing provisions of this Section, an Agent will not be liable to the Company under this Section or Schedule “A” with respect to a violation by another Agent of the provisions of this Section or Schedule “A” if the former Agent is not itself also in violation. The Company makes the representations, warranties and covenants applicable to it in Schedule “A” hereto.

16.

Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)

If to the Company, to:

Esperanza Resources Corp.

543 Granville Street, Suite 501

Vancouver, BC V6C 1X8

Attention:

President

Fax:

(604) 688-1157

And to:

With a copy (for information purposes only and not constituting notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O Box 49314

Suite 2600, Three Bentall Centre

Vancouver, BC  V7X 1L3

Attention:

Bob Wooder

Fax:

(604) 631-3309

(b)

If to the Agents, to (on behalf of the Agents):

Cormark Securities Inc.

Royal Bank Plaza

South Tower, Suite 2800

200 Bay Street, P.O. Box 63

Toronto, ON  M5J 2J2

Attention:

Darren Wallace

Fax:

(416) 943-6496

And to:

With a copy (for information purposes only and not constituting notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, ON  M5H 3C2

Attention:

Chad Accursi

Fax:

(416) 642-7131

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed and receipt confirmed during normal business hours, as the case may be.  Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or fax number.

17.

Time of the Essence.

Time shall, in all respects, be of the essence hereof.

18.

Canadian Dollars.

All references herein to dollar amounts are to lawful money of Canada.

19.

Headings.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

20.

Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

21.

Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings.  This Agreement may be amended or modified in any respect by written instrument only.

22.

Severability.

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23.

Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  Each of the Company and the Agents irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement and the transactions contemplated hereby.

24.

Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Agents and their respective successors and permitted assigns.

25.

Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

26.

Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

27.

Counterparts and Facsimile Copies.

This Agreement may be executed in any number of counterparts and by facsimile, or other electronic means, which taken together shall form one and the same agreement.

28.

Conflict.

The Company acknowledges that the Agents and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal.  It is possible that the Agents and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients.  The Company agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Company’s interests under this agreement.

29.

Fiduciary.

The Company hereby acknowledges that the Agents are acting solely as agents in connection with the purchase and sale of the Special Warrants.  The Company further acknowledges that the Agents are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Agents act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Agents may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof.  The Agents hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Agents agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Agents to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company.  The Company and the Agents agree that the Agents are acting solely as agents in connection with the Offering and not as an agent of or fiduciary of the Company and no Agent has assumed, and no Agent will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Agent has advised or is currently advising the Company on other matters).

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK.]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

CORMARK SECURITIES INC.

Per:

(signed) “Jeff Kennedy”

Authorized Signatory

NATIONAL BANK FINANCIAL INC.

Per:

(signed) “Daniel Wilton”

Authorized Signatory

CANACCORD GENUITY CORP.

Per:

(signed) “Ali Pejman”

Authorized Signatory

STONECAP SECURITIES INC.

Per:

(signed) “Rick Vernon”

Authorized Signatory

The foregoing is hereby accepted on the terms and conditions therein set forth as of the_____ day of May, 2012.

ESPERANZA RESOURCES CORP.

Per:

(signed) “Greg Smith”

Authorized Signatory

SCHEDULE “A”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule “A” to the Agency Agreement dated as of May 24, 2012 between Esperanza Resources Corp. and Cormark Securities Inc., National Bank Financial Inc., Canaccord Genuity Corp. and Stonecap Securities Inc.

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

(a)

“Accredited Investor” means an “accredited investor” that satisfies one or more of the requirements set forth in Rule 501(a) of Regulation D;

(b)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such Securities;

(c)

“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S;

(d)

“General Solicitation or General Advertising” means “general solicitation” or “general advertising”, as used under Rule 502(c) under the U.S. Securities Act, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television, or telecommunications, including electronic display or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)

“SEC” means the United States Securities and Exchange Commission;

(h)

“Securities” means the Special Warrants and the Underlying Securities;

(i)

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(j)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(k)

“U.S. Subscription Agreement” means a Subscription Agreement prepared for execution by Accredited Investors purchasing Special Warrants pursuant to Rule 506 of Regulation D.

Representations, Warranties and Covenants of the Agents

Each Agent, on behalf of itself and on behalf of its U.S. Affiliate, acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and the Special Warrants may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Agent represents, warrants and covenants to and with the Company that:

1.

It has not offered and sold, and will not offer and sell, any Special Warrants except (a) in an “offshore transaction”, as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs  through 13 below.  Accordingly, none of the Agents, its U.S. Affiliates, nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs  through 13 below) (i) any offer to sell or any solicitation of an offer to buy, any Special Warrants to any person in the United States, (ii) any sale of Special Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, U.S. Affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts with respect to the Special Warrants.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants, except with its U.S. Affiliate with respect to the Special Warrants, any soliciting dealer group members (as described in the Agency Agreement) or with the prior written consent of the Company. It shall require its U.S. Affiliate and each soliciting dealer group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that its U.S. Affiliate and each soliciting dealer group member complies with, the same provisions of this Schedule “A” as apply to such Agent as if such provisions applied to such U.S. Affiliate and soliciting dealer group member.

3.

All offers and sales of Special Warrants in the United States shall be made only to Accredited Investors through the U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements and in the manner contemplated in this Schedule “A”. Such U.S. Affiliate is and will be, on the date of each offer and sale of Special Warrants in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

4.

Offers and sales of Special Warrants in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Any offer, sale or solicitation of an offer to buy Special Warrants that has been made or will be made in the United States was or will be made only to Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act pursuant to Rule 506 of Regulation D and in transactions that are exempt from registration under and in compliance with applicable state securities laws.

6.

Immediately prior to soliciting any offeree in the United States, the Agent, the U.S. Affiliate, and any person acting on its or their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree, and any person on behalf of whom such offeree is acquiring the Special Warrants, is an Accredited Investor, and at the time of completion of each sale to any such offerees, the Agent, the U.S. Affiliate, and any person acting on its or their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser purchasing Special Warrants and any person on behalf of whom such purchaser is acquiring Special Warrants is an Accredited Investor.

7.

The Agent acting through its U.S. Affiliate, may offer the Special Warrants in the United States only to offerees with respect to which the Agent has a pre-existing relationship such that the Agent and its U.S. Affiliate are in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Special Warrants and the Underlying Securities.

8.

Prior to the completion of any sale of Special Warrants in the United States, each U.S. purchaser will be required to execute a U.S. Subscription Agreement in form satisfactory to the Company, the Agents and the Company’s U.S. counsel.

9.

It will inform, and cause its U.S. Affiliate to inform, all purchasers of the Special Warrants in the United States that the Special Warrants and the Underlying Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and the Special Warrants are being offered and sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D and in reliance upon similar exemptions under applicable state securities laws.

10.

At least one business day prior to the Closing Time, the transfer agent will be provided with a list of all purchasers of the Special Warrants in the United States.

11.

At closing, the Agent will either (i) together with its U.S. Affiliate, provide a certificate, substantially in the form of Appendix I to this Schedule A, relating to the manner of the offer and sale of the Special Warrants in the United States, or (ii) be deemed to have represented and warranted to the Company, as of the Closing Time, that it did not and will not offer or sell any of the Special Warrants in the United States.

12.

None of the Agent, its U.S. Affiliate, or any person acting on their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Special Warrants.

13.

None of the Agent, its affiliates, or any person acting on its or their behalf will solicit the exchange of the Special Warrants or will pay, give or receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Special Warrants.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

14.

The Company is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Special Warrants.

15.

The Company is not, and as a result of the sale of the Special Warrants and the issuance of the Underlying Securities contemplated hereby will not be required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

16.

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act.

17.

Except with respect to offers and sales of Special Warrants to Accredited Investors within the United States in reliance upon an exemption from registration under the U.S. Securities Act as set forth herein, none of the Company, its affiliates, or any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Special Warrants to any person in the United States; or (B) any sale of such securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

18.

During the period in which the Special Warrants are offered for sale, none of the Company, its affiliates, or any person acting on its or their behalf has made or will make any Directed Selling Efforts, or has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Special Warrants pursuant to this Agreement.

19.

None of the Company, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Special Warrants in the United States or have acted or will act in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

20.

The Company has not, for a period of six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be “integrated” with the Offering and that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D or the exclusion from registration provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Special Warrants, as applicable.

21.

During the period in which the Special Warrants are offered for sale, none of the Company, its affiliates, or any person acting on its or their behalf (other than the Agents, their U.S. Affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act.

22.

The Company shall cause a Form D to be filed with the SEC within 15 days of the first sale of Special Warrants to a person in the United States and shall make such other filings as shall be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Special Warrants in such states.

23.

Neither the Company nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D.

24.

The Company will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Special Warrants.

APPENDIX I TO SCHEDULE “A”

AGENT’S CERTIFICATE

In connection with the private placement in the United States of special warrants (the “Special Warrants”) of Esperanza Resources Corp. (the “Company”) pursuant to the agency agreement dated as of May 24, 2012 between the Company and the Agents named therein (the “Agency Agreement”), the undersigned hereby certify as follows:

(i)

the undersigned U.S. Affiliate is on the date hereof and was on the date of each offer and sale of Special Warrants in the United States a duly registered broker or dealer with the SEC and under the securities laws of each state in which such offers and subsequent sales by the Company were made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the  Financial Industry Regulatory Authority, Inc.;

(ii)

all offers and sales of Special Warrants in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)

immediately prior to contacting any offeree in the United States, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor and, on the date hereof, we continue to believe that each such person purchasing Special Warrants from us is an Accredited Investor;

(iv)

no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Special Warrants in the United States;

(v)

prior to any sale of Special Warrants in the United States, we obtained properly completed and executed U.S. Subscription Agreements, in the form agreed to by the Company and the Agents, from all purchasers;

(vi)

neither we nor any member of the selling dealer group, nor any of U.S. Affiliate, has taken or will take any action that would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act; and

(vii)

the offering of the Special Warrants in the United States has been conducted by us in accordance with the terms of the Agency Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule “A” thereto, unless otherwise defined herein.

Dated this __ day of __________, 2012.

[NAME OF AGENT]		[NAME OF U.S. AFFILIATE]
By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE “B”

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES
AND RIGHTS TO ACQUIRE SECURITIES

This is Schedule “B” to the Agency Agreement dated as of May 24, 2012 between Esperanza Resources Corp. and Cormark Securities Inc., National Bank Financial Inc., Canaccord Genuity Corp. and Stonecap Securities Inc.

A.

Stock Options

Grant Date	Expiry Date	Number	Exercise Price
09/12/2007	09/12/2012	200,000	$1.91
02/08/2008	02/08/2013	820,000	$1.40
10/06/2008	10/06/2013	90,000	$0.69
05/22/2009	05/22/2014	325,000	$0.69
06/10/2009	06/10/2014	35,000	$0.70
06/08/2010	06/08/2015	1,376,500	$1.43
06/10/2011	06/10/2016	779,500	$1.49
11/22/2011	11/22/2016	200,000	$1.01
TOTAL:		3,826,000

B.

Warrants

Grant Date	Expiry Date	Number	Exercise Price
12/22/2010	12/22/2012	2,926,900	$2.75
12/22/2012 (Broker Warrants)	12/22/2012	135,946	$2.75
TOTAL:		3,062,846

SCHEDULE “C”

CONCESSIONS COMPRISING THE CERRO JUMIL PROPERTY

This is Schedule “C” to the Agency Agreement dated as of May 24, 2012 between Esperanza Resources Corp. and Cormark Securities Inc., National Bank Financial Inc., Canaccord Genuity Corp. and Stonecap Securities Inc.

Mining Concession	Title No.	Area (Hectares)	Title Validity
			Issued	Expires
Esperanza	215624	437	5 March 2002	4 March 2052
Esperanza II	220742	1,270	30 September 2003	29 September 2053
Esperanza III	228265	1,359	20 October 2006	19 October 2056
Esperanza IV	231734	1,338	15 April 2008	14 April 2058
Esperanza V	234011	278	15 May 2009	14 May 2059
Esperanza VI	234755	9,704	11 August 2009	10 August 2059
Esperanza VII	234784	639	14 August 2009	13 August 2059